January 13, 2014

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Larry Spirgel, Assistant Director

RE: AZZ incorporated
Form 10-K for the Fiscal Year Ended February 28, 2013
Filed April 29, 2013
Form 10-Q for the Fiscal Quarters Ended May 31, 2013 and August 31, 2013
Filed July 3, 2013 and October 2, 2013
File No. 001-12777

We thank you for your comments on our filings in your effort to improve our financial reporting to our investors.

We provide the following response to the comment letter dated January 7, 2014 of the Staff of the Securities and Exchange Commission (the “Letter”) concerning the Company’s Form 10-K for the fiscal year ended February 28, 2013 (the “Form 10-K”), and the Company’s Form 10-Q for the fiscal quarters ended May 31, 2013 and August 31, 2013.

Form 10-Q for the Fiscal Quarter Ended May 31, 2013
6. Acquisition, page 12

1.
We note that you recognized intangible assets of $85 million as a result of the acquisition of Aquilex SRO. With a view towards providing detailed disclosure in future filings, please tell us the nature of the intangible assets, the useful lives and methodology of amortizing such assets.

RESPONSE: Intangible assets acquired through Aquilex SRO include customer relationship assets ($57,700,000), Trade names ($19,900,000) and Technology related assets ($7,400,000). Amortization periods are estimated at 13, 19 and 6 years respectively. We disclose this information in our annual report on Form 10-K. In future filings we will disclose additional information about intangible assets acquired.

Form 10-Q for the Fiscal Quarter Ended August 31, 2013
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation

1.
Please refer to your letter to us dated February 25, 2013 and your discussion of Total Segment Operating Income on page 17. Total Segment Operating Income is considered a non-GAAP measure when presented outside the financial statement segment footnote. Consequently, whenever you provide such disclosure you should fully comply with the disclosure requirements of Item 10(e) of Regulation S-K. We refer you to Question 104.4 of the CD&I at http://www.sec.gov/divisions/corpfin/guidance/nongaapinerp.htm.

RESPONSE: We have concluded to remove the discussion of Total Segment Operating Income from Management’s Discussion & Analysis and only discuss each respective segments operating income consistent with disclosures required by Accounting Standards Codification 280 included in the footnotes to our financial statements. Our Form 10-Q for the fiscal quarter ended November 30, 2013 filed on January 8, 2014 does not include a discussion of Total Segment Operating Income. We believe this is consistent with Question and Answer 104.02 of the CD&I.

AZZ acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. AZZ acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments to not foreclose the Commission from taking any action with respect to the filing. AZZ also acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dana L. Perry

Dana L. Perry
Senior Vice President, Finance
And Chief Financial Officer